

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2016

Mail Stop 4631

<u>Via Email</u>
Ms. Carrie Teffner
Chief Financial Officer
Crocs, Inc.
7477 East Dry Creek Parkway
Niwot, Colorado 80503

>　**Re:**　**Crocs, Inc.**
>　　　**Form 10-K for Fiscal Year Ended December 31, 2015**
>　　　**Filed February 29, 2016**
>　　　**File No. 0-51754**

Dear Ms. Teffner:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Terence O'Brien

　　　　　　　　　　Terence O'Brien
　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　Office of Manufacturing and
　　　　　　　　　　Construction